Exhibit 4.4

Dated                March, 2017

GLAXOSMITHKLINE SERVICES UNLIMITED

and

EMMA N. WALMSLEY

SERVICE AGREEMENT

This Agreement is made on            March, 2017 between:

(1)	GLAXOSMITHKLINE SERVICES UNLIMITED whose registered office is at GSK House, Brentford, Middlesex, TW8 9GS (the “Company”); and

(2)	EMMA N. WALMSLEY (the “Executive”).

1	Interpretation

1.1	In this Agreement (and any schedules to it)

“Accrued Obligations” means:

1.1.1	the Executive’s base salary under this Agreement through to the end of the month in which the Termination Date occurs at the rate in effect on the Termination Date and the reimbursement (in accordance with Group policy) of any expenses incurred by the Executive prior to the Termination Date;

1.1.2	any unpaid bonus pertaining to the previous financial year and the product of any target bonus for the financial year in which the Termination Date occurs and a fraction, the numerator of which is the number of days in the Company’s current financial year up to the Termination Date and the denominator of which is 365;

1.1.3	any remuneration previously deferred by the Executive (together with any accrued interest) and not yet paid by the Company including payment for any accrued holiday not taken by the Executive; and

1.1.4	any other benefits to which the Executive is entitled, as determined in accordance with the applicable plans and policies of the Company;

“Board” means the board of directors of the Company from time to time or any person or committee nominated by that board as its representative for the purposes of this Agreement;

“Employment” means the employment governed by this Agreement;

“Group” means the Company and any other company controlling, controlled by or under the direct or indirect common control of the Company, including, without limitation, GSK plc and any of its subsidiaries from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“GSK Board” means the board of directors of GSK plc from time to time or any person or committee nominated by the GSK Board as its representative for the purposes of this Agreement;

“GSK plc” means GlaxoSmithKline plc;

“Termination Date” means the date on which the Employment terminates, whether on the expiration of notice to terminate the Employment pursuant to Section 3 or otherwise pursuant to this Agreement.

1.2	References to any statutory provisions include any modifications or re-enactments of those provisions.

1.3	In this Agreement, terms used in the context of the GlaxoSmithKline 2009 Performance Share Plan shall have the meaning ascribed to them in such plan.

2	Employment

The Company confirms the employment of the Executive, and the Executive confirms her employment with the Company, on the terms and conditions set out in this Agreement.

3	Termination by Notice

3.1	The Executive’s continuous employment began on 1st May, 2010.

3.2	The Employment under the terms of this Agreement shall commence on 1st April, 2017 and the Employment shall continue until:

(i)	the Employment is otherwise terminated in accordance with this Agreement; or

(ii)	not less than 12 calendar months’ notice in writing is given by the Company to the Executive; or

(iii)	not less than 12 calendar months’ notice in writing is given by the Executive to the Company.

3.3	The Company may, in its absolute discretion, lawfully terminate the employment of the Executive at any time by paying to the Executive a sum equal to her basic salary (excluding any other benefits) for the period this Agreement would otherwise continue. For this purpose, basic salary shall be the basic salary in effect at the date of termination of the employment.

4	Duties and Responsibilities

4.1	The Executive shall be appointed as Chief Executive Officer of GSK plc (in which capacity she will report directly to the GSK Board). The Executive shall have such powers and duties as are from time to time given to her by the GSK Board consistent with the Employment and this Agreement. In addition, and for no additional consideration, the Executive shall sit on the GSK Board and, if requested by the GSK Board, serve as a director on any other board of directors of any Group Company. The Executive agrees that for the purposes of the Working Time Regulations 1998 she is a managing executive.

4.2	During the Employment, the Executive shall devote her full business time and energies to the business and affairs of the Company and GSK plc, consistent with any other duties and responsibilities she may have to any Group Companies. The Executive’s time shall be allocated among the Group Companies in accordance with the Executive’s reasonable judgment and dependent upon the level of her responsibilities to any other Group Company, subject to the overall supervision and direction of the GSK Board.

4.3	The Executive shall not, without the prior written consent of the GSK Board, accept directorships, trusteeships and other appointments (other than of Group Companies) or carry on or be engaged, concerned or interested either directly or indirectly in any other business or activity.

4.4	The location of the Executive’s activities shall be at GSK House, but subject to the overall supervision and direction of the Board and the GSK Board, and to perform properly her duties, she may be required to undertake reasonable travel elsewhere in the world. The Executive is required to reside at a location convenient to the Company’s offices at GSK House (or such other location as the GSK Board may determine) during the Employment.

5	Salary, etc.

5.1	In consideration of the services to be rendered by the Executive under this Agreement the Executive shall be paid a salary at the rate of £1,003,000 per annum, payable in accordance with the frequency of payments adopted by the Company for its executives from time to time (but not less frequently than calendar monthly). The salary will be credited to the Executive’s bank account notified to the Company for the purpose. Salary shall be reviewed annually in accordance with the Company’s normal administrative practices for its executives and may be increased (but not reduced) by the Company by such amount (if any) as it shall think fit.

5.2	The Executive shall be entitled subject to Section 6.5 to participate

(i)	in all such cash bonus plans and programmes as are made available from time to time to board level executives of the Company in accordance with the Company’s policy (or GSK plc’s policy, as applicable); and

(ii)	in respect of the salary provided by Section 5.1, in such incentive programmes as are made available from time to time to board level executives of the Company and/or GSK plc generally,

in each case subject to the terms and conditions of such bonus plans and programmes from time to time in force. Any grants of share options or awards of performance shares under such plans and programmes shall be granted subject to performance conditions as determined by the GSK Board. The Executive’s future participation in certain of these plans and programmes may be affected if she does not satisfy the Share Ownership Requirements (as amended from time to time). It is agreed that in the event of the Executive retiring from the Company, the Executive will retain the relevant number of shares (as set out in the Share Ownership Requirements) until at least one year after the earlier of (i) the Executive’s Retirement Date contemplated by Section 14 of this Agreement, or (ii) the date on which the Executive retires from the Company in accordance with the terms of any Company policy (as may be in force from time to time).

5.3	The Executive’s salary under Section 5.1 of this Agreement shall be inclusive of any fees or other remuneration to which the Executive may be entitled or receives as a Director, alternate Director, specialist adviser, consultant or by virtue of any other office or appointment in any Group Company. The Executive shall account to the Company for all such fees or other remuneration by paying over or procuring to be paid over the same to the Company.

5.4	GSK shall not be liable for any costs or expenses, including any costs or expenses pertaining to travel undertaken by the Executive, incurred as a result of any activity or participation in any role or capacity external to and unrelated to GSK or any Group Company. It is agreed that the Executive will promptly reimburse GSK against any such costs that may be incurred by GSK. Further, the Executive authorises the Company at any time to deduct from her salary, or any other monies payable to her by the Company, all sums which she owes the Company. If this is insufficient, the Company will require repayment of the balance.

6	Expenses and other Benefits

6.1	The Company shall promptly reimburse to the Executive all reasonable travel and other out of pocket expenses properly incurred by her in the performance of her duties under the Employment. The Executive will submit claims for expenses reimbursement to the Company regularly with appropriate supporting documentation.

6.2	The Executive is eligible to participate in the GlaxoSmithKline Cash Allowance and Car Ownership Scheme subject to the rules of the scheme as amended and/or agreed with the Company from time to time. Full details of the Scheme are available on the TotalReward section on myGSK.

6.3	The medical benefit arrangements for the Executive and her family are as set out in the GlaxoSmithKline Executive Medical Plan (as amended from time to time). Details, including eligibility criteria, are set out in the TotalReward section on myGSK.

6.4	The Company at its expense shall provide the Executive with other benefits provided to board level executives of the Company, and the Executive shall be entitled to participate in all benefit plans, practices and policies as are made available by the Company from time to time to its board level executives subject to their terms and conditions from time to time in force. Details of the relevant plans and programmes are set out in the TotalReward section on my GSK.

6.5	The Company (and GSK plc, as applicable) reserves the absolute right and discretion to amend, modify or terminate all such benefits, plans and programmes as are referred to in Sections 5.2, 6.2, 6.3, 6.4 and 8 at any time and for any reason.

7	Holidays

In addition to all statutory and Bank Holidays, the Executive shall be entitled to 27 days’ holiday in each year at full pay, increasing to 28 days after 10 years’ service, in accordance with Company policy from time to time in force, which shall accrue rateably during the calendar year. Up to four days of such holiday shall be taken at times to be designated by the Company and the remainder shall be taken at such times as the business of the Company may permit. On termination of the Employment the Executive will be entitled to be paid for any accrued holiday not taken and will reimburse the Company for any holiday taken but not accrued.

Holiday which is not taken in the year in which it is accrued may be carried forward, in accordance with the Company’s rules on the banking of holidays outlined in its Holiday Policy, as amended from time to time. Any holiday which is not banked in accordance with these rules will be lost.

8	Pension and Life Insurance

The Executive is entitled to be a member of the GSK Pension Plan Senior Executive section (“the Pension Plan”), subject to the conditions of the trust deed and rules governing the Pension Plan from time to time. The rate of employer core contribution to the Pension Plan is set at 20% of salary. If the Executive has reached or reaches any limit set by the Government relating to pension allowances, the Executive can opt out of the Pension Plan and the Company may pay her a cash supplement in lieu of any employer pension contributions. The Pension Plan is subject to amendment or withdrawal at the Company’s discretion. Any contributions payable by the Executive to the pension plan will be deducted from salary via salary sacrifice. The Company shall provide the Executive with the benefit of life cover which would provide a lump sum equivalent to four times the level of her base salary in the event of death in service.

9	Sickness

9.1	The Executive shall comply with the Company’s sick pay rules from time to time in force.

9.2	Without prejudice to the Company’s right to terminate the Employment in accordance with Sections 3, 13, 15 and 16 and to automatic termination in accordance with Section 14, if the Executive is absent from the Employment as a result of sickness or injury she shall be paid her full salary for the first 26 weeks’ absence (whether or not consecutive) and half of her salary for the second 26 weeks (whether or not consecutive) in aggregate in any period of 24 calendar months. The amount of any benefit which the Executive is entitled to claim during that period of absence under any Social Security or National Insurance Scheme and/or any Scheme of which the Executive is a non-contributory member by virtue of the Employment, will be deducted from any salary paid to her. The Company will pay the Executive statutory sick pay under the Social Security Contributions and Benefits Act 1992 (as amended) and any salary paid to her will be deemed to include statutory sick pay. The Company reserves the right to offset the amount of these benefits against salary paid to the Executive even if the Executive has not recovered them.

9.3	The Company may request the Executive to have a medical examination every year (or at such shorter intervals as they may agree between them), by a doctor approved by the Company. The costs of such examinations shall be borne by the Company.

10	Inventions and Copyright

The Company’s standard policy on inventions and copyright from time to time in force shall apply to the Executive.

11	Confidentiality; Company Securities

11.1	Without prejudice to any other duty owed to the Company or to any Group Company, the Executive shall not, except in the proper performance of her duties or as authorised by the Board, during or after the Employment, use or disclose to any person any Confidential Information obtained by her during the Employment.

11.2	In the course of the Employment, the Executive is likely to obtain trade secrets and confidential information belonging to or relating to Group Companies and other persons. She will treat such information as if it falls within the terms of Section 11.1 and Section 11.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Section 11.1 with any amendments necessary to give effect to this provision.

11.3	For the purposes of this Agreement, the term “Confidential Information” shall include, but not be limited to confidential commercial, financial and strategic data pertaining to the Group and any other confidential information relating to the business or affairs of the Group including, without limitation, any invention, trade secret, manufacturing process or patent information. The term “Confidential Information” shall not include any information:

11.3.1	which is or becomes generally available to the public; or

11.3.2	which is acquired by the Executive apart from her association with the Group other than, in each case, as a result of disclosure by the Executive or by any person to whom she has supplied information or by any person in breach of a duty of confidentiality. In addition, the term “Confidential Information” shall not include any information which the Executive is required to disclose by applicable law or regulation or by order of a court or governmental body of competent jurisdiction, so long as the Executive gives the Board or the GSK Board reasonable prior notice of such required disclosure. This does not affect any rights the Executive has under Part IVA of the Employment Rights Act 1996.

11.4	During the Employment, the Executive shall be bound, in respect of transactions in securities issued by any Group Company, by the Company’s and GSK plc’s policies from time to time in effect on employee securities dealing. In particular, the Executive shall advise the Company Secretary, Chief Financial Officer or Chairman of GSK plc before she or any member of her immediate family seeks to trade in such securities and shall be bound by any directions given by the Company Secretary, Chief Financial Officer or Chairman.

12	General Termination Provisions

12.1	On the termination of the Employment for whatever reason, or at any other time when requested to do so by the Company, the Executive, upon receipt of written request from the Company, shall promptly

(i)	deliver up to the Company any property belonging to the Company or any other Group Company which may be in her possession or under her control including Confidential Information, lists of customers, correspondence, documents and other property. The Executive will not retain any copies of any materials or other information. The Company shall promptly return to the Executive and permit her to remove from the premises of the Company and any other Group Company, any property, personal records, files, etc. belonging to the Executive; and

(ii)	resign on request by the Company or the GSK Board (if she has not already done so) from all offices held by her in the Company and any other Group Company (except for any she is entitled to retain under any separate agreement with any Group Company), failing which the Executive irrevocably authorises the Company or GSK plc to appoint an officer of the Company or GSK plc to execute all documents on her behalf and do all things necessary to effect such resignations; PROVIDED, however, that any such resignations pursuant to this Section 12.1(ii) shall be without prejudice to the Executive’s rights under this Agreement.

12.2	Any termination of the Employment shall be without prejudice to the Executive’s and the Company’s continuing obligations under this Agreement.

12.3	Upon the termination of the Executive’s employment for whatever reason, the Executive shall immediately repay all outstanding debts or loans due to the Company or any Group Company and the Company is hereby authorised to deduct from any payment of wages any sum in repayment of all or any part of such debts or loans.

12.4	The terms of the GSK Redundancy Policy as in force from time to time, shall not apply to the Executive who shall only be entitled to statutory redundancy pay in addition to any other entitlement under this Agreement if her Employment is terminated by reason of redundancy.

13	Termination due to Death or Disability

13.1	In the event of the Executive’s death, the Employment will terminate automatically on the date of her death, which shall be the Termination Date for the purposes of this Agreement. Her duly qualified executor shall be entitled to receive the Accrued Obligations.

13.2	The Company may elect to terminate the Employment immediately without notice or payment in lieu of notice by serving written notice (“Termination Notice for Disability”), if an independent physician selected by the Company has certified in writing that, by reason of a physical or mental illness or other condition of the Executive, the Executive is unlikely to be able to resume performance of duties under the Employment for the foreseeable future. The Employment will terminate on the Termination Date specified in the Termination Notice for Disability. Provided that the Company shall not be entitled to terminate the employment by reason of physical or mental illness or other condition if this would lead to the Executive becoming dis-entitled to benefits under the Company’s or GSK plc’s permanent health insurance plan.

13.3	In the event the Company delivers a Termination Notice for Disability, the Executive shall immediately be relieved from all offices, appointments and responsibilities that she may then hold under the Employment and be relieved of any duty to work for or serve the Company or any Group Company. The Executive shall be entitled only to the Accrued Obligations, together with such rights as are provided for in the applicable benefits plan(s) in which the Executive participates.

14	Termination on Retirement

The Employment shall automatically terminate on the last day of the month in which the Executive reaches her sixty-fifth (65th) birthday (the “Retirement Date”) and the Executive shall thereafter be entitled only to payment of the Accrued Obligations.

15	Termination for Cause

15.1	The Company shall be entitled to terminate the Employment immediately without notice or payment in lieu of notice for Cause (as defined in this Section 15) by serving written notice (“Notice of Termination for Cause”).

15.2	“Cause” shall mean:

15.2.1	the Executive is convicted of any criminal offence which in the reasonable opinion of the Chairman of GSK plc or the GSK Board affects the Executive’s position as Chief Executive Officer of GSK plc (other than a motoring offence for which no custodial sentence is given to her); or

15.2.2	the Executive, in carrying out her duties under the Employment, is found guilty of gross neglect or gross misconduct; or

15.2.3	the Executive shall become bankrupt or have an order under Section 252 of the Insolvency Act 1986 made in respect of her or if an interim receiver of her property is appointed under Section 286 of the Act; or

15.2.4	the Executive shall be or become prohibited by law from being a director; or

15.2.5	the Executive commits a serious breach of any material term of this Agreement.

15.3	Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

15.4	In the event that the Employment is terminated for Cause, the Employment shall terminate upon the date on which the Board serves Notice of Termination for Cause and the Executive shall be entitled only to payment of all previously accrued and unpaid salary then due and owing under this Agreement and any accrued annual leave up to the date of termination and reimbursement for expenses previously incurred and, save for the provisions of this Section 15.4, the Executive will have no claim for damages or any other remedy against the Company or any Group Company.

16	Termination by Notice

16.1	If either notice to terminate the Employment is given by the Executive according to Section 3.2(iii) above, or if the Executive resigns without giving due notice and the Company does not accept her resignation or the Company has given notice in accordance with Section 3.2(ii) above then the Company may require the Executive to comply with any and all of the provisions in this Section 16.1 for a maximum period of 12 months (the “Garden Leave Period”).

16.1.1	The Company may require that the Executive does not:

(i)	enter or attend the premises of the Company, or any Group Company; or

(ii)	contact or have any communication with any customer or client of the Company, or any Group Company in relation to the business of the Company, or any Group Company; or

(iii)	contact or have any communication with any employee, officer, director, agent or consultant of the Company, or any Group Company in relation to the business of the Company, or any Group Company; or

(iv)	become employed or engaged by any company, partnership or other entity whether as an employee, director, partner or consultant or carry on any business either on her own account or for any other person whether directly or indirectly (except as the holder, directly or indirectly, of less than 5 per cent of the shares or save for those activities permitted in accordance with Section 4.3);

(v)	remain or become involved in any aspect of the business of the Company, or any Group Company except as required by such companies.

16.1.2	The Company may require the Executive:

(i)	to comply with the provisions of Section 12; and

(ii)	to immediately resign from any directorship which she holds in the Company, and any Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless she is required to perform duties to which any such directorship relates in which case she may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Company to appoint an officer of GSK plc as her attorney to execute any instrument and do anything in her name and on her behalf to effect her resignation if she fails to do so in accordance with this Section 16.1.2(ii).

16.1.3	During any Garden Leave Period the Company may appoint another individual to carry out the duties of the Executive and the Executive shall:

(i)	continue to be bound by the provisions of this Agreement and conduct herself with good faith towards the Company and not do anything that is harmful to the Company or any Group Company;

(ii)	remain available to perform any reasonable duty requested by the Company or any Group Company and to co-operate generally with the Company or any Group Company to ensure a smooth handover of her duties (provided that if the Executive should fail to make herself available for such work having been requested by the Company or any Group Company to attend she shall, notwithstanding any other provision of this Agreement forfeit her right to salary and contractual benefits in respect of such period of non-availability).

16.1.4	During the Garden Leave Period, the Executive will be entitled to receive her salary and benefits in accordance with the terms of this Agreement including any bonus payable in accordance with Section 5.2 but excluding any share entitlements under Section 5.2 above.

16.1.5	Where the Company gives notice to terminate the Employment in accordance with Section 3.2 (except where termination is effected pursuant to the terms of Section 15) above then notwithstanding the continuation of the Employment during any period after notice has been given, including, any Garden Leave Period, within 30 days of the date such notice was given to the Executive, the Company shall pay to the Executive as a lump sum her full salary in respect of the entire period of notice (except for any part of it attributable to the period falling after the Executive’s Retirement Date and subject to deduction of tax and any other deductions required to be made) (the “Lump Sum”). For this purpose, full salary shall be the basic salary in effect at the date such notice is given to the Executive. For the avoidance of doubt, the payment by the Company to the Executive of the Lump Sum will extinguish any and all liability imposed on the Company under this Agreement to make any further payment to the Executive in respect of salary under this Agreement during any period after notice has been given, including, any Garden Leave Period.

16.1.6	After the payment of a Lump Sum pursuant to Section 16.1.5, at the end of or at any time during the Garden Leave Period the Company may at its sole and absolute discretion terminate the Employment by further written notice to the Executive without any further payment. In any event at the end of the 12 month Garden Leave Period the Employment will also terminate automatically and the Company shall be under no obligation to make any further payment to the Executive, save for in respect of any Accrued Obligations that may exist.

16.1.7	However, in the event that the Executive obtains an offer of future alternative employment with another employer, or otherwise wishes to take up alternative business activities, and she can satisfy the GSK Board that such employment/activities are not in breach of Section 17, the Company shall waive the balance of any unexpired notice period or the Garden Leave Period so as to enable the Executive to take up such alternative employment/activities; whereupon, subject to Section 12.3 above, the Company’s obligations to the Executive under this Section 16.1 shall cease with effect from the agreed revised Termination Date.

16.1.8	The Company and the Executive agree that if the Company shall fully perform, when due, all its obligations under this Section 16, such performance shall be in full and final settlement of all and any claims or rights of action which the Executive might have against the Company, or any Group Company arising out of this Agreement or its termination or otherwise howsoever relating to the Employment.

17	Restrictions during and after Termination of Employment

17.1	In this Section:

“Restricted Business” means the businesses of the Company or any Group Company at the Termination Date (or if earlier the start of any Garden Leave Period ending on the Termination Date) with which the Executive was involved to a material extent during the last 12 months of the Employment.

“Restricted Period” means any period during which the Executive is employed by the Company (including for the avoidance of doubt, any Garden Leave Period) and the period of 12 months, less any Garden Leave Period imposed by the Company under Section 16 and less any period of notice worked by the Executive during the notice period set out in Section 3, commencing on the Termination Date.

17.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers, clients and employees of the Company, GSK plc and its Group Companies during the course of the Employment. To protect these interests, the Executive agrees with the Company and GSK plc that the Executive will be bound by the following covenants:

17.2.1	During the Restricted Period she will not be employed or engaged in (except as the holder, directly or indirectly, of less than 5 per cent of the shares) any Competing Business. For the purposes of this Section 17.2.1, a Competing Business shall mean the following companies (or, as appropriate, the successors to their operations): Abbott Laboratories; AbbVie Inc.; Amgen Inc.; AstraZeneca PLC; Bayer HealthCare; Bristol-Myers Squibb Company; Colgate-Palmolive Company; Eli Lilly and Company; Johnson & Johnson; Kimberly-Clark; Merck & Co., Inc.; Novartis; Pfizer Inc.; Procter & Gamble; Reckitt Benckiser plc; Roche Holding Ltd; Sanofi S.A.; and, Unilever PLC.

17.2.2	During the Restricted Period the Executive will not canvass or solicit in competition with the Company, or any Group Company, the custom of any person who was during the last 12 months of the Employment a customer, or client of, or in the habit of dealing with, the Company, or (as the case may be) any Group Company and in respect of which the Executive had access to confidential information or with whose custom or business the Executive is or was personally concerned, during that 12 month period with a view to providing goods or services to that person in competition with any Restricted Business.

17.2.3	During the Restricted Period she will not, in the course of any business concern which is in competition with the Restricted Business provide goods or services to or otherwise have any dealings with any person who was during the last 12 months of the Employment a customer, or client of, or in the habit of dealing with the Company, or any Group Company, and in respect of which the Executive had access to confidential information or with whose custom or business the Executive is or was personally concerned during that 12 month period.

17.2.4	During the Restricted Period she will not, interfere or endeavour to interfere with the continuance of the provision of goods or services to the Company, or any Group Company, by any supplier which was a supplier of goods or services to the Company, or any Group Company during the last 12 months of the Employment and with whom the Executive dealt to a material extent during that period.

17.2.5	During the Restricted Period she will not entice or try to entice away from the Company or any Group Company any person who is still employed by the Company or a Group Company during the Restricted Period and is a senior employee, director or full time senior consultant of such a company and with whom she worked closely in the last six months of the Employment.

17.3	Each of the obligations imposed on the Executive by this Section 17 extend to her acting not only on her own account but also on behalf of any other firm, company or other person and shall apply whether she acts directly or indirectly.

17.4	Following the Termination Date, the Executive will not represent herself as being in any way connected with the businesses of the Company, GSK plc or of any other Group Company (except to the extent agreed in writing by such a company).

17.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Section 17 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company or GSK plc.

18	Reasonableness of Restrictions

18.1	Each of the obligations on the Executive contained in Section 17 constitutes a separate and independent restriction on the Executive notwithstanding that they may be contained in the same Section, paragraph or sentence.

18.2	Should the restrictions contained in Section 17 be found to be void but would be valid if some part thereof were deleted or the period or radius of application reduced, then such restriction shall apply with such modification as may be necessary to make it valid and effective. In particular, the Executive agrees that the restrictions are reasonable and necessary for the protection of the Company and the Group Companies.

18.3	If the Executive shall, during the Restricted Period, receive from any person, firm or company, an offer to provide services in any capacity whatsoever, or to enter into employment where acceptance of such offer, or the taking of such employment, might render her in breach of the provisions of this Agreement, she shall promptly advise the offeror of the existence of the restrictions set forth in Section 17 of this Agreement.

18.4

The Executive acknowledges that the Company may have no adequate remedy at law and would be irreparably harmed if the Executive breaches or threatens to breach the provisions of Section 17 above and, therefore, agrees that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of Section 17 above, and to specific performance of the terms of each such Section in addition to any other legal or equitable remedy it may have. The Executive further agrees that she shall not, in any equity proceedings involving her relating to the enforcement of Section 17 above raise the defence that the Company has an adequate remedy at law. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have.

19	Severability

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

20	Successors and Assigns

20.1	This Agreement shall be binding upon and inure to the benefit of the Company or any corporation or other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case “Company”, as used in this Agreement, shall mean such corporation or other entity. The foregoing shall not relieve the Company of any of its obligations under Section 16 of this Agreement. The rights of the Executive shall inure to the benefit of her heirs, executors, administrators and other personal representatives.

20.2	The Executive may not assign this Agreement or any part of it, or any rights thereunder or delegate any duties to be performed by her under it to anyone else.

21	Survivorship

To the extent contemplated by this Agreement, respective rights and obligations of the parties set out in this Agreement shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

22	Notices

Any notice (including any Termination Notice) required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or sent by courier, duly addressed to the party concerned at such address as the party may notify to the other. Any notice delivered personally under this Section 22 shall be deemed given on the date delivered and any notice sent by courier shall be deemed given on the date delivery is recorded by such courier.

23	Entire Agreement

23.1	This Agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with within it. It contains the whole agreement between the parties relating to the Employment at the date the Agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that she has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

23.2	Neither party’s rights or powers under this Agreement will be affected if:

23.2.1	one party delays in enforcing any provision of this Agreement; or

23.2.2	one party grants time to the other party.

24	Amendment or Modification; Waiver

No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing, signed by the Executive and by a duly authorised officer of the Company who shall supply the Executive with evidence of such authority.

25	Withholding

Anything to the contrary notwithstanding, all payments required to be made by the Company under this Agreement to the Executive, or to her estate or beneficiaries, shall be subject to withholding of such amounts relating to taxes as the Company may be required to withhold pursuant to any applicable statute, law or regulation.

26	Indemnification and Insurance

26.1	The Company agrees that if the Executive is made a party or is threatened to be made a party to any action, suit, proceeding, prosecution or governmental, regulatory or other investigation by reason of the fact of the Employment or that she is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Group Company or entity except for any action instigated by the Company or the Executive (a “Proceeding”), she shall be indemnified by the Company to the fullest extent permitted by applicable law against all expenses, liabilities, fees, costs, damages and losses reasonably incurred or suffered by the Executive in connection with such a Proceeding (including any tax payable by the Executive as a result of payments made by the Company pursuant to this indemnity), including, without limitation, payment of expenses incurred in defending a Proceeding prior to the final disposition of such Proceeding; PROVIDED, however, that written notice of such Proceeding is given promptly to the Company by the Executive and the Company is permitted (where appropriate) to participate in and assume the defence of such Proceeding. The provisions of this Section 26 shall survive the termination of the Employment and shall be in addition to any other rights to indemnification to which the Executive may from time to time be entitled, whether under any applicable insurance policies or otherwise.

26.2	The Company will provide the Executive with Legal Expenses Insurance and Directors’ and Officers’ Liability Insurance under the Company’s policy current from time to time in force to cover the period during which she acts as a director, officer or employee or agent of any Group Company or entity under this Agreement whether or not she remains a director, officer, employee or agent of any Group Company or entity at the time any claim under the policy is made.

27	Collective Agreements – Disciplinary Rules and Procedures

There are no collective agreements which directly affect the terms and conditions set out in this Agreement.

The Company’s harassment and bullying policies, disciplinary rules and procedures and grievance procedures, as in force from time to time, shall apply to the Executive. The Company reserves the right to leave out any or all of the stages of those rules and procedures where it considers it appropriate to do so.

28	Data Protection

The Executive consents to the Company or any Group Company holding and processing both electronically and manually the data it collects which relates to the Executive for the purpose of the administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations. The Executive also consents to the transfer of such personal information to other offices the Company may have or to a Group Company or to other third parties whether or not outside the European Economic Area for administration purposes and other purposes in connection with the Executive’s employment where it is necessary or desirable for the Company to do so.

29	Governing Law

This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of England. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter under this Agreement.

30	Titles

Titles to the Sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any Section.

In witness whereof the parties hereto have executed this Agreement as a deed on the day and year first above written

THE COMMON SEAL of GLAXOSMITHKLINE SERVICES UNLIMITED was hereunto affixed in the presence of:

Director

Secretary

Signed Sealed and Delivered by the said EMMA N. WALMSLEY in the presence of:

Name:

Address

Occupation